Exhibit 99.1

Catalyst Paper reduces secured debt

RICHMOND, BC, March 28, 2014 /CNW/ - Catalyst Paper (TSX:CYT) announced today that it has repurchased for cancellation an aggregate principal amount of US$14.5 million of its outstanding PIK Toggle Senior Secured Notes on the open market. As a result of the repurchase, Catalyst will reduce its annual interest costs by approximately US$1.6 million.

As previously disclosed, Catalyst may purchase its debt securities on the open market from time to time.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement
Certain matters in this news release, including statements with respect to anticipated cost savings and reductions in outstanding secured debt are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, as well as other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2013 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Brian Baarda
Vice-President, Finance & CFO
604-247-4710

CO: Catalyst Paper Corporation

CNW 17:15e 28-MAR-14